THAT MARKETING SOLUTION, INC.

4535 SOUTH 2300 EAST, SUITE B

SALT LAKE CITY, UTAH  84117

December 1, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: Maryse Mills-Apenteng

Re:

That Marketing Solution, Inc., a Nevada corporation (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed November 16, 2015

File No. 000-55357

Dear Ms Mills-Apenteng:

In response to your letter dated November 24, 2015, we have provided our response to your comment as detailed below.

1.  We note that you have plans to issue the shares of common stock that will become available upon the effective date of the amendment in connection with your outstanding convertible promissory notes.  Please revise to disclose the following information in tabular form, both before and after giving effect to the amendment:  the number of shares authorized, issued and outstanding, reserved for issuance, and available for issuance.  Also expand your disclosure to summarize the terms of the promissory notes.

The requested tabular information has been added where indicated under the caption “Reasons for the Adoption of the Amendment to Our Articles of Incorporation.”  In addition, the range of conversion prices of the Notes if disclosed.  The terms of the Notes have been disclosed in various Form 8-K filings, and these filings are referenced in the revised preliminary information statement.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may no assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THAT MARKETING SOLUTION, a

Nevada corporation

By /s/  Darren Lopez

Darren Lopez, Chief Executive Officer